

AMEND POLICY PERIOD RIDER

In consideration of the premium, Item 2. Policy Period of the DECLARATIONS is deleted and replaced with the following:

Item 2. Policy Period: from 12:01 a.m. on 06/26/2024 to 12:01 a.m. on 07/31/2025 standard time.

As used in this Policy Period also means BOND PERIOD.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA96844XX (9-19)
Page 1
Continental Insurance Company
Insured Name: Redwood Real Estate Income Fund

Bond No: 752299940
Rider No: 9
Effective Date: 05/01/2025

APPENDIX A

The following resolutions were adopted at the Meeting of the Board of Trustees of Redwood Real Estate Income Fund (the "Fund") on March 13, 2025.

AUTHORIZATION TO RENEW JOINT FIDELITY BOND AND JOINT INSURED BOND AGREEMENT*

*Proposed Resolutions to be Adopted by the Trustees of
the Redwood Real Estate Income Fund**

RESOLVED, that the Board of Trustees of the Redwood Real Estate Income Fund hereby finds that participation of the Redwood Real Estate Income Fund in a Joint Fidelity Bond (the "Bond") is in the best interests of the Redwood Real Estate Income Fund; and

FURTHER RESOLVED, that the appropriate officers of the Redwood Real Estate Income Fund be, and each hereby is, authorized and empowered to, with the appropriate guidance of counsel, obtain from the Redwood Real Estate Income Fund's insurance broker a Bond that provides coverage in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act") for a term commencing upon the expiration on May 1, 2025 of the current Bond of the Redwood Real Estate Income Fund; and

FURTHER RESOLVED, that the proper officers of the Redwood Real Estate Income Fund be, and each hereby is, authorized to increase or decrease the amount of the Bond in order to remain in compliance with the 1940 Act and the rules thereunder; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Redwood Real Estate Income Fund be, and hereby is, designated as the officer directed to make filings and give the notices required of the Redwood Real Estate Income Fund by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Redwood Real Estate Income Fund are hereby authorized to do any and all other acts, in the name of the Redwood Real Estate Income Fund and on its behalf, as the appropriate officers may determine to be necessary or desirable and proper in furtherance of the foregoing resolutions, such determination to be conclusively evidenced by such actions.

Proposed for action by the Independent Trustees voting alone.